UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated June 4, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Nir Peles
Nir Peles
CFO

Dated: June 4, 2012

BluePhoenix Solutions Reports First Quarter 2012 Results

Q1 Revenues of $6.8 million, Non-GAAP EPS of $(0.27)

HERZLIYA, Israel — June 4, 2012 — BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced financial results for the first quarter of 2012. Revenues for the first quarter of 2012 were $6.8 million compared to $9.5 million in the previous quarter, and compared to $10 million in the first quarter of 2011.

Net loss on a non-GAAP basis for the first quarter of 2012 was $(1.7) million or $(0.27) per diluted share, compared to non-GAAP net loss of $(2.2) million or $(0.35) per diluted share in the previous quarter, and compared to a non-GAAP net income of $0.4 million or $0.06 per diluted share in the first quarter of 2011.

On a GAAP basis for the first quarter of 2012 the net loss was $(3.2) million or (0.50) per diluted share, compared to net loss of $(21.3) million or (3.39) per diluted share in the previous quarter, and compared to net loss of $(4.2) million or $(0.71) per share for the first quarter of 2011.

“In the first quarter of 2012, the company continued to sign substantial new contracts in Legacy Modernization and Knowledge Management businesses. Progress was also made in restructuring efforts to achieve positive cash-flow before year end” commented Shimon Bar Kama, CEO of BluePhoenix. “Looking forward, The Company’s management is optimistic the continuous reduction in operating cost will soon show improvements in the results”.

Non-GAAP Results (in thousands US$)	Q1/2012	Q4/2011	Q1/2011
Sales	6,776	9,538	10,003
Operating profit (loss)	(1,955)	1,452	842
Net (Loss) Income	(1,747)	(2,166)	380
Earnings (Loss) per share, diluted*	(0.27)	(0.35)	0.06

GAAP Results (in thousands US$)	Q1/2012	Q4/2011**	Q1/2011
Sales	6,776	9,538	10,003
Operating loss	(3,201)	(17,489)	(3,977)
Net loss	(3,249)	(21,274)	(4,242)
Loss per share, diluted*	(0.50)	(3.39)	(0.71)

Notes:
*On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.

**Including goodwill impairment recognized in 2011 annual report at the amount of $9.6 million.

At present, following the completion of the sale of AppBuilder business, an amount of $3 million is held in escrow accounts to secure certain company obligations under the sale agreement.

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Goodwill impairment
•	Stock-based compensation;
•	One time expenses related to cost saving plan and one time charges;
•	Revaluation of warrants and discount amortization; and
•	A profit related to sale of subsidiaries and AppBuilder business.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix' GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix' core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix' performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix' historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Unaudited Reconciliation of GAAP to Non-GAAP."

About BluePhoenix Solutions

BluePhoenix Solutions, Ltd. (NASDAQ: BPHX) is the leading provider of value-driven legacy IT modernization solutions. The BluePhoenix portfolio includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. BluePhoenix has 10 offices in the USA, UK, Italy, Romania, Russia and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects’, “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the inability to obtain a satisfactory equity infusion, working capital facility or debt restructuring; the failure to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Nir Peles
BluePhoenix Solutions
+972-9-9526110
 NPeles@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended
	March 31,
	2012	2011*
	Unaudited

Revenues	$6,776	$10,003

Cost of revenues	6,661	8,675
Gross profit	115	1,328

Research and development costs	491	1,151

Selling, general and administrative expenses	2,913	4,154

Gain on sale of subsidiary and Appbuilder	88	-

Total operating expenses	3,316	5,305

Operating loss	(3,201)	(3,977)

Financial expenses, net	484	192

Other income	580	-

Loss before taxes	(3,105)	(4,169)

Taxes on income	88	138

Net loss	(3,193)	(4,307)

Net income (Loss) attributable to noncontrolling interests	56	(65)
Net loss attributable to BluePhoenix	$(3,249)	$(4,242)

Net loss per share:
Basic and diluted	$(0.50)	$(0.71)

Shares used in per share calculation:
Basic and diluted**	6,434	6,012

* Derived from audited financial statements
** On December 28, 2011 the company performed a one-for-four reverse split of its outstanding shares.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended
	March 31,
	2012	2011
	Unaudited

GAAP Gross Profit	$115	$1,328

Amortization of intangible assets	563	1,027
Expenses related to cost saving plan and one time charges	36	1,639
Non-GAAP gross profit	$714	$3,994

GAAP operating loss	$(3,201)	$(3,977)

Amortization of intangible assets	563	1,027
Expenses related to cost saving plan and one time charges	87	3,414
Stock-based compensation	684	378
Gain on sale of subsidiary and Appbuilder	(88)	-
Non-GAAP operating income (Loss)	$(1,955)	$842

GAAP Net loss attributable to BluePhoenix	$(3,249)	$(4,242)

Amortization of intangible assets	563	1,027
Expenses related to cost saving plan and one time charges	87	3,414
Stock-based compensation	684	378
Gain on sale of subsidiary and Appbuilder	(88)	-
Revaluation of warrants and discount amortization	255	(197)
Non-GAAP Net income (loss) attributable to BluePhoenix	$(1,747)	$380

Shares used in diluted earnings per share calculation	6,434	6,070

Non - GAAP Diluted Earnings per share	$(0.27)	$0.06

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31,	December 31,
	2012	2011*
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$2,080	$3,997
Restricted cash	2,746	-
Trade accounts receivable, net	7,323	7,675
Other current assets	1,522	1,041

Total Current Assets	13,671	12,713

Non-Current Assets:

Restricted cash	-	3,428
Property and equipment, net	882	1,021
Goodwill**	14,238	14,238
Intangible assets and other, net	2,437	3,000

Total Non-Current Assets	17,557	21,687

TOTAL ASSETS	$31,228	$34,400

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$10,357	$6,983
Trade accounts payable	2,955	3,403
Deferred revenues	1,028	739
Other current liabilities	3,223	3,272

Total Current Liabilities	17,563	14,397

Non-Current Liabilities

Accrued severance pay, net	361	410
Loans from banks and others	201	3,945
Derivative liabilities - Warrants	12	53

Total Non-Current Liabilities	574	4,408

Total Equity	13,091	15,595
TOTAL LIABILITIES AND EQUITY	$31,228	$34,400

* Derived from audited financial statements

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended
	March 31,
	2012	2011*
	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,193)	$(4,307)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	694	1,180
Decrease in accrued severance pay, net	(49)	(329)
Stock–based compensation	684	378
Change in fair value of warrants and discount amortization	255	(197)
Gain on sale of subsidiary and Appbuilder	(88)	-
Loss on sale of property and equipment	12	-
Deferred income taxes, net	-	6
Changes in operating assets and liabilities:
Decrease in trade receivables	344	211
Increase in other current assets	(1,052)	(203)
Increase (decrease) in trade payables	(358)	102
Increase in other current liabilities and deferred revenues	272	190
Net cash provided by (used in) operating activities	(2,479)	(2,969)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	682	3,428
Receipt of debt	200	-
Purchase of property and equipment	(45)	(103)
Proceeds from sale of property and equipment	41	-
Additional consideration of previously acquired subsidiaries and activities	-	(1,163)
Proceeds from sale of subsidiary and Appbuilder	350	-
Net cash provided by (used in) investing activities	1,228	2,162

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment short term bank credit, net	-	(2,535)
Repayment of long-term loans	(666)	-
Net cash used in financing activities	(666)	(2,535)

TOTAL NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,917)	(3,342)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,997	12,295
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,080	$8,953

* Derived from audited financial statements.